82-34762

Antena 3

Director of the Legal Department

DATE: MAY 6, 2004

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

SUPPL

RE: FINANCIAL RESULTS

Number of pages including this one: 15

04024873

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the Financial Results of Antena 3 Group at 31th March in their English version.

Truly yours,

Carmen Rodriguez
Deputy Secretary of the Board of Directors and
Legal Department Director

5/6

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

Antena 3

FINANCIAL RESULTS

31st March 2004

1. ANTENA 3 GROUP

1.1 Consolidated Profit & Loss Account

Thousands of Euro	Jan-Mar 2004	Jan-Mar 2003	Evolution
Net Turnover	168,977	153,125	10.4%
Other Revenues	10,406	2,313	349.9%
NET REVENUES	179,383	155,438	15.4%
OPERATING EXPENSES	140,358	150,247	(6.6%)
EBITDA	**39,025**	**5,191**	**651.8%**
Depreciation	6,491	8,263	(21.4%)
Operating results	**32,534**	**(3,072)**	**n/a**
Financial results	(706)	(1,521)	53.6%
Share in income of companies accounted for by the equity method	0	(66)	n/a
Amortization of goodwill	(2,847)	(2,957)	3.7%
Profit (loss) from ordinary activities	**28,981**	**(7,616)**	**n/a**
Extraordinary Results	(3,467)	(5,436)	36.2%
Consolidated profit (loss) before tax	**25,514**	**(13,052)**	**n/a**
Corporate Income Tax	10,084	(2,154)	n/a
Consolidated profit (loss) for the period	**15,430**	**(10,898)**	**n/a**
Profit (loss) attributed to minority interests	0	(134)	n/a
Profit (loss) attributed to the parent company	**15,430**	**(10,764)**	**n/a**

Note: Non audited 2003 and 2004 quarterly figures

1.2 Contribution to Net Revenues and Results

Thousands of Euro	Jan-Mar 2004	% over total	Jan-Mar 2003	% over total
NET REVENUES				
A3 TELEVISION	151,673	84.6%	123,656	79.6%
UNIPREX	20,187	11.3%	19,438	12.5%
OTHERS	7,522	4.2%	12,344	7.9%
TOTAL	179,383	100.0%	155,438	100.0%
EBITDA				
A3 TELEVISION	40,172	102.9%	8,667	167.0%
UNIPREX	1,453	3.7%	(1,053)	(20.3%)
OTHERS	(2,599)	(6.7%)	(2,423)	(46.7%)
TOTAL	39,025	100.0%	5,191	100.0%
CONSOLIDATED RESULTS				
A3 TELEVISION	20,477	132.7%	(878)	8.2%
UNIPREX	(1,930)	(12.5%)	(5,054)	47.0%
OTHERS	(3,116)	(20.2%)	(4,832)	44.9%
TOTAL	15,430	100.0%	(10,764)	100.0%

Note: Non audited 2003 and 2004 quarterly figures

1.3 Consolidated Balance Sheet

Thousands of Euro	31st March 2004	31st December 2003
ASSETS		
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	**90**	**90**
FIXED ASSETS:		
Start-up expenses	280	311
Net fixed assets	141,483	136,335
Own shares	2,933	2,933
Public Administration	108,957	106,262
Total FIXED ASSETS	**253,652**	**245,841**
CONSOLIDATION GOODWILL	**134,694**	**137,541**
DEFERRED CHARGES	**1,540**	**1,717**
Inventories	212,702	211,643
Accounts Receivable	218,342	243,736
Cash	90,850	37,897
Accrual accounts	3,030	2,547
Total CURRENT ASSETS	**524,924**	**495,823**
TOTAL ASSETS	**914,901**	**881,012**
LIABILITIES		
Capital stock	166,668	166,668
Legal reserve	33,334	33,334
Other reserves	50,724	257,571
Exchange rate differences	54	528
Profits (loss) attributable to the Parent Company	15,430	(206,528)
Total SHAREHOLDERS' EQUITY	**266,209**	**251,573**
MINORITY INTERESTS	**0**	**875**
DEFERRED INCOME	**0**	**13**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**78**	**78**
Payable to credit Institutions	94,964	95,787
Other long term payables	1,685	1,928
Total LONG TERM DEBT	**96,650**	**97,715**
Payable to credit institutions	33,361	33,373
Trade accounts payable	179,912	165,128
Payable to Group and associated companies	16,454	15,919
Public Administration	19,251	9,815
Other non trade payables	14,121	12,053
Other provisions	286,961	293,517
Accrual accounts	1,903	953
Total SHORT TERM DEBT	**551,964**	**530,758**
TOTAL LIABILITIES	**914,901**	**881,012**

Note: Non audited 2004 quarterly figures

1.4 Comments on Antena 3 Group

1.4.1 Net Revenues

Net revenues amounted to euro 179.4 million, a 15.4% increase compared with the same period of the previous year.

Antena 3 Televisión accounts for 84.6% of net revenues compared with 79.6% in the previous year. UNIPREX contribution decreased from 12.5% to 11.3%, as well as the item "Others", as a consequence of the discontinuance of non profitable activities.

1.4.2 Operating Expenses

Operating expenses decreased by 6.6% with respect to the same period of the previous year. This decrease is the result of the rationalization process of activities started the previous year and of the cost containment measures applied to the main business lines.

1.4.3 EBITDA

EBITDA reached the figure of euro 39 million, compared with euro 5.2 million in the first quarter of 2003.

This improvement is the result of the increase in net revenues and the decrease in operating expenses during the first quarter of 2003. This increase is especially significant in the case of Antena 3 Televisión, as evidenced by its contribution to consolidated results.

Margin on net revenues has increased from 3.3% in the first quarter of 2003 to 21.8% in the first quarter of 2004.

1.4.4 Results from Ordinary Activities

Results from Ordinary Activities amounted to euro 29 million, compared with a loss of euro 7.6 million during the first quarter of the previous year.

Financial results showed an improvement due to the favourable evolution of interest rates during the first months of 2004 and a lower indebtedness.

1.4.5 Extraordinary Results

This caption basically includes severance pays and provisions for penalties and litigation risks.

1.4.6 Financial Debt

As at 31st March 2004, Net Financial Debts of Antena 3 Group amounted to euro 39.3 million, compared with euro 94.4 million as at 31st December 2003. The favourable evolution of Antena 3 Televisión business, both in terms of income and costs, is the underlying reason for such decrease.

2. ANTENA 3 TELEVISION

2.1 Profit and Loss Account

Thousands of Euro	Jan-Mar 2004	Jan-Mar 2003	Evolution
Net Turnover	144,033	118,548	21.5%
Other Revenues	8,378	8,300	0.9%
NET REVENUES	152,412	126,848	20.2%
OPERATING EXPENSES	112,240	118,181	(5.0%)
EBITDA	40,172	8,666	363.5%
Depreciation	5,042	5,057	(0.3%)
Operating results	35,129	3,610	873.2%
Financial results	(431)	(1,076)	59.9%
Profit (loss) from ordinary activities	34,698	2,534	1269.6%
Extraordinary Results	(7,828)	(11,589)	32.4%
Profit (loss) before tax	26,870	(9,055)	n/a
Corporate Income Tax	11,296	(4)	n/a
Profit (loss) for the period	15,574	(9,051)	n/a

Note: Non audited 2003 and 2004 quarterly figures

2.2 Comments on Antena 3 Televisión

2.2.1 Evolution of Audience

Average audience share accrued in January-March represented 20.1%, an increase of 0.4 percentage points compared with the same period of the previous year. This improvement has been experienced on a month-to-month basis.

The reason for this recovery in audience is the result of a more stable programming grid than during the first quarter of 2003 and the release of some successful programmes.

AUDIENCE SHARE (Quarter)


20,1%
19,7%
22,1%
21,4%
29,2%
30,9%
17,7%
18,8%
10,9%
9,2%
ANTENA 3 TELEVISION
TELECINCO
TELEVISIÓN ESPAÑOLA
AUTONOMIC
OTHERS
Jan-Mar 04
Jan-Mar 03

2.2.2 Net Revenues

Net revenues during the first quarter of 2004 amounted to euro 152.4 million, an increase of 20.2% compared with the same period of 2003.

According to internal estimates, the TV advertising market experienced a growth of 14% during the first 3 months of 2004 with respect to the same period of the previous year. Antena 3 Televisión market share is around 26%, an approximate increase of 1.3 percentage points compared with the first quarter of 2003.

Despite the growth in audience, investments are well above and the relevant efficiency ratio has increased.

2.2.3 Operating Expenses

Accrued operating expenses amounted to euro 112.2 million, a decrease of 5% with respect to the first quarter of 2003. Costs have been mainly saved in programme consumption items, as a result of a greater stability in the programming, as well as in personnel expenses after the staff cuts carried out during the last quarter of 2003.

2.2.4 EBITDA

During the first quarter of 2004, EBITDA reached euro 40.2 million compared with euro 8.7 million during the same period of 2003. This improvement has resulted in a Margin on Sales of 26.4%, compared with 6.8% during the previous year.

2.2.5 Extraordinary Results

This caption mainly includes provisions for penalties, litigation risks, and portfolio provisions.

3. UNIPREX

3.1 Profit and Loss Account

Thousands of Euro	Jan-Mar 2004	Jan-Mar 2003	Evolution
Net Turnover	**19,901**	**17,766**	**12.0%**
Other Revenues	1,339	1,672	(19.9%)
NET REVENUES	**21,240**	**19,438**	**9.3%**
OPERATING EXPENSES	**19,787**	**20,491**	**(3.4%)**
EBITDA	**1,453**	**(1,053)**	**n/a**
Depreciation	1,039	1,657	(37.3%)
Operating results	**414**	**(2,710)**	**n/a**
Financial results	**(192)**	**(124)**	**(55.1%)**
Profit (loss) from ordinary activities	**221**	**(2,834)**	**n/a**
Extraordinary Results	**(725)**	**(2,615)**	**72.3%**
Profit (loss) before tax	**(504)**	**(5,449)**	**90.7%**
Corporate Income Tax	(114)	(1,907)	94.0%
Profit (loss) for the period	**(391)**	**(3,542)**	**89.0%**

Note: Non audited 2003 and 2004 quarterly figures

3.2 Comments on UNIPREX

Accrued net revenues as at 31st March 2004 grew by 9.3% compared with the same period of 2003. The growth in advertising sales, both in the case of conventional formats and of the Europa FM radio formula, should be pointed out.

Operating expenses have decreased by 3.4% compared with the first three months of the previous year. This is basically due to a decrease in Staff Expenses and the re-negotiation of co-operation agreements.

EBITDA has experienced an improvement of euro 2.5 million as a result of the positive variation in net sales and the cost containment policy mentioned before.

Extraordinary Results include the severance pays honoured during this period and portfolio provisions for losses of subsidiaries.

3.2.1 Evolution of Audience

According to the first wave of EGM, Cadena Onda Cero is now firmly consolidated and ranks second among generalist radios, achieving the best audience share since the first wave of 2002. The number of listeners increased by 18.4% with respect to the previous poll, reaching a level of 2,551,000 listeners.

ONDA CERO - E.G.M. Waves 2003-2004
Thousands of listeners


2.244
2.216
2.154
2.551
1°03
2°03
3°03
1° 04

Source: EGM

4. OTHERS

4.1 Contribution to Net Revenues and Results

The degree of contribution of other activities has evolved as follows:

Thousands of Euro	Jan-Mar 2004	Jan-Mar 2003	Evolution
Net Revenues	**7,522**	**12,344**	**(39.1%)**
% on Antena 3 Group Revenues	4.2%	7.9%	
EBITDA	**(2,599)**	**(2,423)**	**(7.3%)**
% on Antena 3 Group EBITDA	(6.7%)	(46.7%)	

As at 31st March 2004, the contribution of Movierecord to the net revenues of the rest of the group represents 53%. The remaining revenues are mainly generated by Guadiana Producciones, Antena 3 Producciones and Ensueño Films. Even though Movierecord has experienced a decrease in sales, the fall in revenues is basically due to the discontinuance of business lines.

In terms of the EBITDA, Movierecord represented 64% of the losses of the first quarter of 2003 and currently all the losses. However, the results of the rest of the activities are now balanced.

Note: Non audited 2003 and 2004 quarterly figures

ANNEXE OF SIGNIFICANT EVENTS DIVULGED BY THE COMPANY

Suits, litigations and actions

Information divulged on 16th March 2004 (CNMV Registration no. 48296)
Antena 3 de Televisión, S.A. informed that the award passed by the arbitration panel formed by Mr. Julio González Soria, Mr. Tomas de la Quadra-Salcedo Fernández del Castillo and Mr. Manuel Aragón Reyes in the arbitration proceedings described in paragraph 3) of page IV-41 of the prospectus, verified and registered with the Official Registry of the Comisión Nacional del Mercado de Valores on 17th October 2003, had been notified to Uniprex, S.A.U., a wholly-owned subsidiary of Publicidad 3, S.A.U. whose sole shareholder is Antena 3 de Televisión, S.A. Antena 3 de Televisión, S.A. also informed about the contents of such award.

Information divulged on 16th March 2004 (CNMV Registration no. 48306)
The company informed about the extraordinary meeting held on 16th March 2004 by the Board of Directors of Uniprex, S.A.U., (a wholly-owned subsidiary of Publicidad 3 S.A.U. whose sole shareholder is Antena 3 de Televisión, S.A.) in which the effects of the arbitration award referred to in the previous Significant Event and its impact on the net worth situation of the company were analyzed The company also informed that the Board of Uniprex, S.A.U. had determined to submit to the resolution of the sole shareholder the decision on the measures considered most appropriate for its corporate interests.

Information divulged on 17th March 2004 (CNMV Registration no. 48309)
The company submitted the resolutions adopted by the Executive Committee of the Board of Directors of the company, in its meeting held on 16th March, after analyzing the contents of the award passed in connection with the arbitration proceedings between the subsidiary Uniprex and Grupo Radio Blanca. Such resolutions were: **(1)** to request an economic and financial report to assess the impact of the outcome of the arbitration award; **(2)** to instruct the legal department to immediately start the necessary actions and to propose the relevant legal measures so that Telefónica Group - in its capacity as owner and administrator both of UNIPREX and Antena 3 de Televisión, S.A. when the dispute started – faces the liabilities derived from the arbitration award; and **(3)** to inform the Board of Directors in the meeting to be held on 30th March 2004 to assess the situation and take the appropriate decisions.

Information divulged on 31st March 2004 (CNMV Registration no. 48562)
The company informed that the Board of Directors of Antena 3 de Televisión, S.A., in its meeting held on 30th March 2004, became aware of the fact that the Board of Uniprex, S.A.U. had decided to file an appeal for annulment of the award passed in the arbitration proceedings between this company and Grupo Radio Blanca. The Board also decided to submit to the next Shareholders' General Meeting of Antena 3 de Televisión, S.A. the approval of the necessary measures to maintain the stability of Uniprex, S.A.U and to formally request Grupo Admira Media, S.A.U. to assume the consequences derived from the award stating that, otherwise, any judicial actions deemed necessary or convenient for the defence of the interests of Antena 3 Group would be brought.

Other significant events

Interim Results

Information divulged on 26th February 2004 (CNMV Registration no. 47.798)
The company presented the information on the results of the second half of year 2003.